Mail Stop 6010


      June 7, 2005


Via U.S. Mail and Facsimile to (714) 444-8773

John J. Stuart, Jr.
Chief Financial Officer
Irvine Sensors Corporation
3001 Red Hill Avenue
Costa Mesa, CA 92626


	Re:	Irvine Sensors Corporation
		Form 10-KSB for the Fiscal Year-Ended October 3, 2004
		Filed December 14, 2004
		Form 10-QSB for the Fiscal Quarter-Ended January 2, 2005
      File No. 001-08402

Dear Mr. Stuart:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do no intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the Year Ended October 3, 2004

Item 9A. Controls and Procedures, page 31

1. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in timely alerting them to the material information related to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Securities Exchange Act of 1934." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Note 11 - Composition of Certain Financial Statement Captions, page
F-19

2. We see that you have a policy of capitalizing material, labor and overhead costs expected to be recovered from a probable new contract and that at October 3, 2004 you have capitalized $683,300 into work-in-process inventory. Please tell us the accounting basis for capitalizing these costs on contracts that you have not been awarded
- specifically cite the appropriate professional accounting literature upon which you relied. Why do you believe such costs meet the definition of an asset? We may have further comments after reviewing your response.

Note 17 - Reportable Segments, Page F-25

3. Please revise future filings to include all disclosures required by paragraph 25 of Statement 131.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant

John J. Stuart, Jr.
Irvine Sensors Corporation
June 7, 2005
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